Clifford E. Neimeth

Tel 212-801-9383

Fax 212-805-9383

neimethc@gtlaw.com

April 13, 2018

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Attention:  Nicholas P. Panos, Senior Special Counsel

    Joseph McCann, Attorney-Advisor

Re:	Aqua Metals, Inc.

PREC 14A preliminary proxy statement filing made on Schedule 14A

Filed on April 3, 2018 by Aqua Metals, Inc.

File No. 001-37515

Gentlemen:

On behalf of our client, Aqua Metals, Inc., a Delaware corporation (the “Company”), we are responding to comments in respect of the Preliminary (Contested) Proxy Statement on Schedule 14A filed by the Company on April 3, 2018 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Thomas Murphy, the Chief Financial Officer of the Company, dated April 11, 2018 (the “Comment Letter”). Together with these responses, the Company is concurrently filing with the Commission its revised Preliminary (Contested) Proxy Statement via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Schedule 14A

1.	Staff Comment: Advise us why the EDGAR header tag used to identify the above-captioned submission was PRE 14A as distinguished from PREC14A. In addition, please confirm that successive filings, including any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags memorialized in the EDGAR Filer Manual or consultation with an EDGAR Filer Support specialist available at 202-551-8900.

Greenberg Traurig, LLP ▪ Attorneys at Law ▪ WWW.GTLAW.COM

200 Park Avenue, New York, New York 10166 ▪ Tel: 212.801.9200 ▪ Fax 212.801.6400

Securities and Exchange Commission

April 12, 2018

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s failure to use the proper PREC14A EDGAR header tag was inadvertent and resulted from a miscoding by the Company’s external financial printing service provider upon transmission of the Company’s initial filing with the Commission. The Company’s financial printer has been notified and properly instructed, and the Company undertakes that all of its successive filings, including any definitive proxy statement, will be properly coded and designated.

2.	Staff Comment: While the Form of Proxy has been identified as preliminary, the proxy statement as defined in Rule 14a-1(l)(g), has not been so identified. Please revise the first page of the proxy statement, as distinguished from any letter to shareholders or the Notice of the Annual Meeting, to identify the proxy statement as a preliminary copy. See Rule 14a-6(e)(1).

Company Response: The Company acknowledges the Staff’s comment and has revised the first page of the proxy statement to identify, in red lettering, that the proxy statement is a “preliminary copy, subject to completion” in accordance with Rule 14a-6(e)(1).

Notice of Annual Meeting of Shareholders

3.	Staff Comment: Please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(1).

Company Response: We have been informed by the Company that the Company has reviewed and understands the requirements of Rule 14a-3(b)(1) and undertakes to comply therewith at the time of mailing its definitive proxy statement to its stockholders. A copy of the Company’s annual report will accompany the Company’s definitive proxy statement and will be delivered to stockholders using the full set delivery option pursuant to Rule 14a-16(n).

Background of the Solicitation, page 6

4.	Staff Comment: We note your disclosure in the first paragraph on page 6 indicating that on February 22, 2018 Kanen filed its initial statement on Schedule 13D. Accordingly, please revise the final paragraph on page 6 to indicate the date in February when the Board authorized the executive search firm to commence its search for a new Chief Executive Officer.

Company Response: In response to the Staff’s comment, the Company respectfully advises that the Board authorized the executive search firm to commence its search for a new Chief Executive Officer on January 29, 2018. The Company has revised the disclosure on page 6 to disclose such date.

Greenberg Traurig, LLP ▪ Attorneys at Law ▪ www.gtlaw.com

Securities and Exchange Commission

April 12, 2018

5.	Staff Comment: Please revise the penultimate paragraph on page 7 to disclose the “thoughts and reactions” shared with the Company on the March 28, 2018 call.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 to provide the requested additional disclosure. The Company has also updated the section of the Preliminary Proxy Statement entitled “Background of the Solicitation” to include additional disclosures relating to events that have occurred through the date hereof.

Proposal No. 1 – Election of Directors, page 8

6.	Staff Comment: We note the disclosure at page nine that indicates each nominee has agreed to serve if elected. Please advise us, with a view toward revised disclosure, whether or not each of the director nominees has consented to being named in the proxy statement. Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

Company Response: In response to the Staff’s comment, the Company respectfully advises that each of the Company’s director nominees has consented to being named in the proxy statement. The Company has revised the disclosure on page 9 to disclose such fact.

Compensation Committee, page 12

7.	Staff Comment: Please confirm that the definitive proxy statement will include the information required by Item 407(e)(5) of Regulation S-K, or advise. Refer to Item 8 of Schedule 14A.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company is an “emerging growth company” (as defined in Rule 12b-2). Accordingly, the Company has included the information required by clause (i) of Item 407(e)(5) of Regulation S-K with respect to the executive compensation disclosure provided in the Preliminary Proxy Statement in reliance on Item 402(l) of Regulation S-K. The Company has also included in the Preliminary Proxy Statement the name of each member of the Compensation Committee, as required by clause (ii) of Item 407(e)(5) of Regulation S-K.

Other Matters, page 25

8.	Staff Comment: Please conform the statement in the third paragraph on page 4 regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) to the disclosure standard codified in that provision. At present, the disclosure provided suggests that the right to use discretionary authority is absolute and simply includes the discretion to vote on matters not known a reasonable time before the solicitation commenced.

Greenberg Traurig, LLP ▪ Attorneys at Law ▪ www.gtlaw.com

Securities and Exchange Commission

April 12, 2018

Company Response: The Company acknowledges the Staff’s comment and has revised the statement in the third paragraph on page 4 to conform to the disclosure standard prescribed in Rule 14a-4(c)(1).

9.	Staff Comment: In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants – inclusive of director nominees ─ have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Company Response: In response to the Staff’s comment, the Company respectfully acknowledges and advises, on behalf of each of the participants (including the Board’s director nominees), that none of such participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

Form of Proxy

10.	Staff Comment: Please provide a designated blank space for dating the proxy card, or advise. Refer to Rule 14a-4(a)(2).

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the form of proxy card already includes a designated blank space for dating the proxy card, as required by Rule 14a-4(a)(2). The Company, however, has now made such blank space more conspicuous in appearance.

*       *       *

On behalf of the Company, we hereby confirm the Company’s understanding that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Greenberg Traurig, LLP ▪ Attorneys at Law ▪ www.gtlaw.com

Securities and Exchange Commission

April 12, 2018

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (212) 801-9383.

Sincerely,

Clifford E. Neimeth

cc:	Thomas Murphy, Chief Financial Officer, Aqua Metals, Inc.
Vincent L. DiVito, Aqua Metals, Inc.
Dan Donahue, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ▪ Attorneys at Law ▪ www.gtlaw.com